# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Commerce.com, Inc., CIK 0001626450
CUSIP: 08975P108
Title of class of securities: Series 1 common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 11920 Alterra Parkway, D11, Suite 100, 8th Floor, Austin, Texas (TX), 78758
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001011438-25-000178
Filed by CIK 0001734341

## Reporting persons
- Lynrock Lake LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 8,353,818; shared voting power 0; sole dispositive power 8,353,818; shared dispositive power 0; aggregate amount beneficially owned 8,353,818 (10.3% of the class)
- LYNROCK LAKE PARTNERS LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 8,353,818; shared voting power 0; sole dispositive power 8,353,818; shared dispositive power 0; aggregate amount beneficially owned 8,353,818 (10.3% of the class)
- Paul Cynthia: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 8,353,818; shared voting power 0; sole dispositive power 8,353,818; shared dispositive power 0; aggregate amount beneficially owned 8,353,818 (10.3% of the class)

## Item 1. Issuer
Name of issuer: Commerce.com, Inc.
Address of issuer's principal executive offices: 11920 Alterra Parkway, D11, Suite 100, 8th Floor, Austin, Texas, 78758

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by (i) Lynrock Lake LP, (ii) Lynrock Lake Partners LLC, and (iii) Cynthia Paul (collectively, the "Reporting Persons"). This statement relates to shares of Series 1 common stock, $0.0001 par value per share ("Common Stock"), of Commerce.com, Inc. (formerly known as BigCommerce Holdings, Inc., the "Issuer") held by Lynrock Lake Master Fund LP ("Lynrock Lake Master"). Lynrock Lake LP (the "Investment Manager") is the investment manager of Lynrock Lake Master, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Lake Master. Cynthia Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Lake Master.
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 2 International Drive, Suite 130, Rye Brook, NY 10573.
Citizenship: (i) Lynrock Lake LP is a Delaware limited partnership, (ii) Lynrock Lake Partners LLC is a Delaware limited liability company, and (iii) Cynthia Paul is an individual and is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Amount beneficially owned as of September 30, 2025:

Lynrock Lake LP - 8,353,818
Lynrock Lake Partners LLC - 8,353,818
Cynthia Paul - 8,353,818
Percent of class:
Percent of class as of September 30, 2025:

Lynrock Lake LP - 10.3%
Lynrock Lake Partners LLC - 10.3%
Cynthia Paul - 10.3%

Based on 80,735,080 shares of Common Stock outstanding as of July 29, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on July 31, 2025.
Sole power to vote or to direct the vote: As of September 30, 2025, the Reporting Persons had sole power to vote or to direct the vote of 8,353,818 shares of Common Stock.
Shared power to vote or to direct the vote: As of September 30, 2025, the Reporting Persons had shared power to vote or to direct the vote of 0 shares of Common Stock.
Sole power to dispose or to direct the disposition: As of September 30, 2025, the Reporting Persons had sole power to dispose or to direct the disposition of 8,353,818 shares of Common Stock.
Shared power to dispose or to direct the disposition: As of September 30, 2025, the Reporting Persons had shared power to dispose or to direct the disposition of 0 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: As disclosed in Item 4 of this Schedule 13G, as of September 30, 2025, Lynrock Lake Master directly held 8,353,818 shares of the Issuer's Common Stock. Certain feeder funds that invest in Lynrock Lake Master may have the right to receive dividends from, or the proceeds from the sale of, the securities directly held by Lynrock Lake Master.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lynrock Lake LP: /s/ Cynthia Paul, Cynthia Paul / Sole Member of Lynrock Lake Partners LLC, its general partner (10/07/2025)
- LYNROCK LAKE PARTNERS LLC: /s/ Cynthia Paul, Cynthia Paul / Sole Member (10/07/2025)
- Paul Cynthia: /s/ Cynthia Paul, Cynthia Paul / Self (10/07/2025)